Exhibit 99.5

ICI BOARD APPOINTMENT

The Board of ICI has invited Charles Knott, Chairman and Chief Executive of Quest International, to join the Board of the Company as an Executive Director from September 1, 2004. He will retain his current business responsibilities.

Charles Knott graduated from Newcastle University, UK, in 1976 with an honours degree in Mathematics and Statistics. He joined National Starch in 1984 as commercial director of Laing-National in Manchester. He then worked in a series of positions in Germany, the Netherlands, the UK and USA before relocating to Singapore in 1995, to head National’s Asia-Pacific operations as Corporate Vice President.

Charles was appointed National Starch Chief Operating Officer in January 2001. Since Spring 2003 he has been Chairman and Chief Executive of Quest International, and a member of the Executive Management Team of ICI.

ICI Chairman Peter Ellwood, said "I am delighted to welcome Charles to the Board of ICI where I know we will benefit from his extensive international experience and particularly his knowledge of managing successful business operations in Asia Pacific, an area of tremendous significance to ICI's future growth and development."

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July 28, 2004